Exhibit 99.1

Draganfly Announces Pricing of US$50.0 Million Registered Direct Offering

Saskatoon, SK., February 25, 2026 (GLOBE NEWSWIRE) — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning developer of drone solutions, software, and robotics, today announced the pricing of a registered direct offering to purchase 7,150,000 common shares (or pre-funded warrants in lieu thereof) of the Company (each, a “Common Share” or “Pre-Funded Warrant”), at a price of US$7.00, for gross proceeds of approximately US$50.0 million, before deducting placement agent discounts and offering expenses (the “Offering”).

Maxim Group LLC is acting as lead placement agent for the Offering. Raymond James Ltd. and Ladenburg Thalmann & Co. Inc. are acting as co-placement agents for the offering.

Draganfly currently intends to use the net proceeds from the Offering for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development. The Offering is expected to close on or about February 27, 2026, subject to the satisfaction of customary closing conditions.

The Offering is subject to customary closing conditions including receipt of all necessary regulatory approvals, including approval of the Canadian Securities Exchange and notification to the Nasdaq Stock Market.

The Offering is being made pursuant to an effective shelf registration statement on Form F-10, as amended, (File No. 333-290823) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on February 25, 2026 and the Company’s Canadian short form base shelf prospectus dated October 24, 2025 (the “Base Shelf Prospectus”). Draganfly will offer and sell the securities in the United States only. No securities will be offered or sold to Canadian purchasers.

A prospectus supplement and accompanying Base Shelf Prospectus relating to the Offering and describing the terms thereof will be filed with the applicable securities commissions in Canada and with the SEC in the United States and will be available for free by visiting the Company’s profiles on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca or the SEC’s website at www.sec.gov, as applicable. Copies of the prospectus supplement and accompanying Base Shelf Prospectus relating to the Offering may be obtained, when available, by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a pioneer in drone solutions, AI-driven software, and robotics. With over 25 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)
CSE (DPRO)
FSE (3U8A)

Media Contact

Erika Racicot
Email: media@draganfly.com

Company Contact

Cameron Chell
Chief Executive Officer
(306) 955-9907
info@draganfly.com

Forward Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, statements regarding the timing, size and expected gross proceeds of the Offering, the satisfaction of customary closing conditions related to the Offering and sale of securities, the intended use of proceeds, and Draganfly’s ability to complete the Offering. Closing of the Offering is subject to numerous factors, many of which are beyond Draganfly’s control, including but not limited to, the failure of the parties to satisfy certain closing conditions, and other important factors disclosed previously and from time to time in Draganfly’s filings with the securities regulatory authorities in the Canadian provinces of British Columbia, Ontario and Saskatchewan and with the SEC. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws. Investors are cautioned not to unduly rely on these forward-looking statements and are encouraged to read the Offering documents, as well as Draganfly’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.